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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                      Form 20-F    |X|      Form 40-F   |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                            Yes    |_|           No     |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                            Yes    |_|           No     |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes    |_|           No     |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                               ENDESA'S DISCLOSURE


New York, October 5, 2005.- The press release issued today, October 5, 2005, by Gas Natural, which contains a number of false statements, reveal the difficulties the company is facing in reaching its goal of gaining control of Endesa (NYSE:ELE) without paying a fair price to shareholders.

All Gas Natural should be saying to Endesa's shareholders are the terms of its takeover bid.

Endesa's only objective is to ensure its shareholders understand and value what they possess and the company will continue to spread this message.

Endesa's pursuit of this objective is unwelcome by a bidder like Gas Natural, which aims to acquire Endesa paying an inadequate price, operates with a lack of transparency and is obsessed with silencing others' opinions. This is clearly demonstrated by Gas Natural's ongoing attempts to prevent Endesa's shareholders from exercising their legitimate rights to gain access to more information.

With this in mind, Endesa points out yet again that, to this date, the content of certain important agreements, such as the one Gas Natural and Iberdrola have supposedly signed, has not been disclosed publicly.



                    For additional information please contact
                       Alvaro Perez de Lema, North America
                     Investor Relations Office, telephone #
                                  212 750 7200
                              http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ENDESA, S.A.

Dated: October 5th , 2005     By: /s/ Alvaro Perez de Lema
                                  --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations